UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

January 15, 2026

(Date of Report (Date of earliest event reported))

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

680 East Colorado Blvd., Suite 330 Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

On January 15, 2026, Dr. Ben Sasse submitted his letter of resignation, resigning from his role as a Director of Miso Robotics, Inc. (the “Company”), due to health reasons. The letter of resignation was accepted by the remaining members of the Board of Directors.

Exhibit Index

Exhibit No.	Description of Exhibit

99.1	Letter from Dr. Ben Sasse

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/Richard Hull
Richard Hull, Chief Executive Officer
Miso Robotics, Inc.
Date: January 15, 2026